FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August 2005


                        Commission File Number 000-30678

                               GLOBAL SOURCES LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

                                  Canon's Court
                               22 Victoria Street
                            Hamilton, HM 12, Bermuda
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X         Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ___       No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                TABLE OF CONTENTS


Signatures
----------
Exhibit 1         Press Release dated August 15, 2005.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              GLOBAL SOURCES LTD.
                              (Registrant)


                              By:  /s/ Eddie Heng Teng Hua
                                   --------------------------------
                                   Name:    Eddie Heng Teng Hua
                                   Title:   Director and Chief Financial Officer

Date: August 15, 2005

                                                                       Exhibit 1

FOR IMMEDIATE RELEASE


Global Sources Press Contact in Asia:                        Global Sources Investor Contact in Asia:

Camellia So                                                  Eddie Heng
Tel:  (852) 2555-5023                                        Tel:  (65) 6547-2850
e-mail:  cso@globalsources.com                               e-mail:  eheng@globalsources.com

Global Sources Press Contact in U.S.:                        Global Sources Investor Contacts in U.S.:

James W.W. Strachan                                          Kirsten Chapman & Moriah Shilton
Tel:  (1 602) 978-7504                                       Lippert/Heilshorn & Associates, Inc.
e-mail:  strachan@globalsources.com                          Tel:  (1 415) 433-3777
                                                             e-mail:  Kirsten@1hai-sf.com

Penton Media, Inc. Press Contact in U.S.:
Thomas J. Morgan
Tel:  (1 201) 845-2439
e-mail:  tmorgan@penton.com

        Global Sources/CMP Media Joint Venture Forms Publishing Alliance With Penton Media to Serve 40,000 Electronic System Designers in China


HONG KONG, August 15, 2005 - eMedia Asia Ltd, a joint venture between Global Sources (NASDAQ: GSOL) and CMP Media, has formed a strategic alliance with Penton Media, Inc. (OTCBB: PTON) to launch Electronic Design-China, a simplified Chinese edition of Penton's leading electronics magazine, Electronic Design. The new magazine will provide the latest technology and application methodologies to 40,000 design engineers and engineering managers in mainland China. It will be published monthly starting in March 2006.

Director of Penton Media's Electronics OEM Group, Tom Morgan, said: "We chose to partner with eMedia Asia because of the 24-year relationship Global Sources has with China's electronics industry. Global Sources has a proven ability to reach and serve decisionmakers and influencers within the mainland electronics sector.

"Our alliance will extend Electronic Design's position as the leading authority on emerging technologies and application methodologies in North America and Europe to mainland China."

The alliance allows Penton to capitalize on Global Sources' deep market experience in mainland China, supported by 1,300 team members in 44 locations. In return, Global Sources will draw content from Penton's electronics publications including Electronic Design, EE Product News and Microwaves & RF.

President of the Global Sources and CMP Media joint venture, Mark A. Saunderson said: "China is gaining momentum in electronics design, and there is a need among China-based design engineers for new insights and skills. Electronic Design-China is highly complementary to the biweekly title, Electronic Engineering Times-China (EE Times-China), published by eMedia Asia.

"While EE Times-China offers thought-provoking news, opinion and industry analysis that inspires product design at concept level, Electronic Design-China will provide design engineers with breakthrough technology and technical information they need to complete projects and stay competitive."

Saunderson will lead the alliance, including all aspects of Electronic Design-China operations, in collaboration with management at Penton Media's Electronics OEM Group. Terms of the agreement were not disclosed.

About Global Sources

Global Sources is a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. It provides sourcing information to volume buyers and integrated marketing services to suppliers.

The company helps its community of more than 430,000 active buyers to source more profitably from complex, overseas supply markets. With the goal of providing as many effective ways as possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. Suppliers using its four primary channels -- online marketplaces, magazines, trade shows and direct online sales -- are supported by its advertising creative, education programs and online content management applications.

Global Sources delivers information on 1.4 million products and 130,000 suppliers annually through 10 leading online marketplaces and monthly magazines, more than 80 sourcing research reports, and 15 China Sourcing Fairs and other trade shows. Global Sources Direct is the company's new initiative that will help suppliers sell through eBay. Buyers send 4.5 million inquiries annually to suppliers through Global Sources Online (www.globalsources.com) alone.

In mainland China, Global Sources has a 24 year track record and 1,300 team members in 44 locations. Its services are backed by 34 years experience as a trade magazine publisher, 13 years as an organizer of trade shows, and nine years as an online marketplace operator.

About CMP Media

CMP Media (http://www.cmp.com) is the leading integrated media solutions company providing "broad and deep" access to the entire technology spectrum -- the builders, sellers and buyers of technology worldwide. The company's comprehensive database of technology decision makers enables marketers to reach targeted audiences throughout the purchase process with publications, web offerings, face-to-face events, consulting and other marketing services that deliver actionable results.

About Penton Media

Penton Media (www.penton.com) is a diversified business-to-business media company that provides high-quality content and integrated marketing solutions to 12 industries, including electronics engineering. Founded in 1892, Penton produces market-focused magazines, trade shows, conferences and online media, and provides a broad range of custom media and direct marketing solutions for business-to-business customers worldwide.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of
Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.


                                      -3-